AB 3/4

[redacted]

11018353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8 38505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commonwealth Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Karpel 561-727-2061
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

9.D 3/9/2010

OATH OR AFFIRMATION

I, Louis Karpel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________, as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Controller

Title

Notary Public

MARY LOU AHLGREN
Notary Public - State of Florida
My Comm. Expires Dec 5, 2014
Commission # EE 33267
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Associates, L.P.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2010

COMMONWEALTH ASSOCIATES, L.P.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Commonwealth Associates, L.P.

We have audited the accompanying statement of financial condition of Commonwealth Associates, L.P. (the "Partnership") as of December 31, 2010, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Associates, L.P. as of December 31, 2010, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 16, 2011

COMMONWEALTH ASSOCIATES, L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 368,357
Restricted cash	114,652
Securities owned, at estimated fair value	743,490
Other receivables	105,188
Due from affiliates	21,941
Prepaid and other assets	16,120
Equipment and furniture, net	1,521
Total	$ 1,371,269

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued expenses and other current liabilities	$ 125,871
Due to affiliates	90,985
Total	216,856
Commitment and contingencies	
Partners' capital	1,154,413
Total	$ 1,371,269

See Notes to Financial Statements.

COMMONWEALTH ASSOCIATES, L.P.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Investment banking, advisory and finders fee	$ 613,224
Realized and unrealized gain on investments	485,838
Interest	698
Other	238,317
Total	1,338,077
Expenses:	
Compensation and benefits	492,744
Occupancy and equipment rental	396,231
Other general and administrative	88,314
Total	977,289
Net income	$ 360,788

See Notes to Financial Statements.

COMMONWEALTH ASSOCIATES, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2010

Partners' capital - January 1, 2010	$ 768,204
Capital contributions	125,000
Capital distributions	(99,579)
Net income	360,788
Partners' capital - December 31, 2010	$ 1,154,413

See Notes to Financial Statements.

COMMONWEALTH ASSOCIATES, L.P.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 360,788
Adjustments to reconcile net income to net cash used in operating activities:	
Realized and unrealized gain on investments	(485,838)
Depreciation	2,389
Changes in:	
Restricted cash	56,432
Other receivables	12,822
Due to affiliates	90,985
Prepaid and other assets	37,752
Accrued expenses and other current liabilities	(102,497)
Due from affiliates	(1,428)
Net cash used in operating activities	(28,595)
Cash flows provided by investing activities:	
Proceeds from sales of securities owned	26,128
Cash flows provided by financing activities:	
Capital contributions	125,000
Capital distributions	(50,000)
Net cash provided by financing activities	75,000
Net increase in cash and cash equivalents	72,533
Cash, beginning of year	295,824
Cash, end of year	$ 368,357
Supplemental disclosure of noncash financing activities:	
Capital distribution of securities at estimated fair value	$ 49,579

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Commonwealth Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Commonwealth Associates, L.P. is a New York limited partnership and a wholly-owned subsidiary of Commonwealth Associates Holdings, LLC ("Holdings"), whose managing member is Commonwealth Management, LLC.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. The Partnership's primary business is investment advisory and banking services. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Substantially all of the business of the Partnership is conducted with affiliates of Comvest Group Holdings, LLC, (Comvest) a private investment management firm affiliated with the Partnership through certain common beneficial equity holders.

The accompanying financial statements have been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

At December 31, 2010, cash consisted of checking and interest bearing accounts. From time to time during 2010, the Partnership had cash balances in excess of the Federally insured limits. As of December 31, 2010, the Partnership's cash balances were within Federally insured limits.

Note 1 - Organization and summary of significant accounting policies (continued):

Equipment and furniture:

Furniture, computer equipment, and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: furniture - five years; and computer equipment - three years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Accumulated depreciation was approximately $6,000 as of December 31, 2010.

Revenue recognition:

Investment banking income includes fees earned for financial advisory services. Fees earned for introducing clients to funds (placement or finder's fees) are recorded as earned in accordance with the underlying agreement.

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Note 1 - Organization and summary of significant accounting policies (continued):

Fair value measurements (concluded):

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Securities owned:

Marketable securities owned which are traded on an exchange are valued based upon the last quoted sales price on the measurement date. Securities for which market quotations are not readily available (nonmarketable) and warrants are valued at their estimated fair values in accordance with the Partnerships' Valuation Policy. The valuation procedures applied to these nonmarketable securities and warrants include techniques such as a market approach using multiples of adjusted earnings of the entity, the pricing used to value the entity in a recent financing transaction or discounted cash flows (income approach). For nonmarketable securities and warrants with lock-up restrictions, the discount for lack of marketability was applied.

Note 1 - Organization and summary of significant accounting policies (continued):

Securities owned (concluded):

Unrealized gains/losses and realized gains/losses on securities are reflected in realized and unrealized loss on investments on the statement of operations.

Derivative instruments:

The accounting standards expanded disclosures regarding derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives; quantitative disclosures about fair value amounts of derivative instruments and the gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements.

The Partnership may receive warrants from companies upon completion of services for such companies. A warrant is a derivative instrument that entitles the holder to buy stock of the issuing company through a specified term at a specified price, which is usually higher than the fair value of the stock at time of issue. Warrants are subject to equity price risk and their values will fluctuate with the price of the underlying security ("intrinsic value"). In addition, the more time remaining until expiration, the more time for the underlying security to appreciate, which, in turn, will increase the price of the warrant (unless it depreciates). Upon expiration, the warrants are worthless unless the price of the common stock is greater than the exercise price. There are certain risks involved in trading warrants, including the time value of the warrant, which decreases as the warrant approaches the date of expiration. Warrants are also subject to counterparty risk, as there is a risk the issuer will not settle the exercised warrant.

Income taxes:

The Partnership files separate Federal, state and local tax returns. The results of operations of the Partnership are includable in the taxable income of the individual partners and, accordingly, no provision for Federal and state income taxes has been made in the financial statements. The Partnership may be subject to New York City Unincorporated Business Tax (see Note 6).

Income and losses for tax purposes may differ from the financial statements amounts. Partners' capital reflected in the accompanying financial statements does not necessarily represent the partners' tax basis of their respective interests.

Accounting standards for uncertainty in income taxes did not result in the recognition of any unrecognized tax benefits and the Partnership has no unrecognized tax benefits at December 31, 2010. The Partnership's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Partnership recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement financial condition. The Partnership did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2010.

Subsequent events:

The Partnership has evaluated subsequent events through February 16, 2011, which is the date the financial statements were available to be issued. The Partnership is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Note 2 - Securities owned:

Securities owned represent positions in nonmarketable common and preferred stock taken for trading and investment purposes. At December 31, 2010, the estimated fair value of the Partnership's investment in nonmarketable securities totaled $743,490. Certain of the Company's investments are restricted from sale for a certain period and accordingly, the Company has applied a marketability discount ranging from 15% to 30%. The underlying stock relates to a public Company or to a Company that is completing its initial public offering. The quoted market price of the stock for public companies or the price initially disclosed in the prospectus of the potential public company were significant inputs used in the determination of fair value of these investments. The initial public offering closed January 27, 2011. Upon expiration of the restriction, the Company will no longer apply a discount.

The estimated fair values are based on available information and may not necessarily represent amounts that will be ultimately realized through distribution, sale or liquidation of the investments.

Note 3 - Fair value measurements:

The Partnership's assets and liabilities measured at fair value at December 31, 2010 have been categorized in the table below based upon the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2010
Nonmarketable equity securities(a)	$-	$231,490	$512,000	$743,490

(a) The Level 2 nonmarketable equity securities are in the biomedical research sector and Level 3 nonmarketable equity securities are in the internet software sector.

Note 3 - Fair value measurements (concluded):

Changes in assets and liabilities measured at fair value using Level 3 inputs for the year ended December 31, 2010 are as follows:

	Balance, January 1, 2010	Net Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements (Net)	Net Transfers In and/or (Out) of Level 3	Balance, December 31, 2010	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2010
Equity securities:						
Nonmarketable – Internet software	$189,215	$320,785			$510,000	$360,000
Nonmarketable – biomedical research	51,271	182,219		$(231,490)	2,000	(48,000)
Warrants	5,506	3,494	$(9,000)			
Totals	$245,992	$506,498	$(9,000)	$(231,490)	$512,000	$312,000

The transfers out of Level 3 were placed in Level 2 due to significant observable inputs used in the valuation.

Note 4 - Related parties:

The Partnership is involved in transactions with affiliates of Comvest. The Partnership shares the cost of certain aspects of infrastructure and the services of certain personnel with Comvest. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2010, the Partnership was charged approximately $42,000 for such shared costs, which are classified in specific expenses on the statement of operations. In addition, the Partnership charges Comvest for consulting and the use of space within its premises. Such amounts are in other income. During the year ended December 31, 2010, the Partnership charged approximately $54,000 and $72,000 for the respective consulting work and shared space.

The Partnership received fees of approximately $593,000 for services provided to Comvest. At December 31, 2010 other receivables include placement agent fees receivable for such services in the amount of $105,000.

Note 5 - Commitments and contingencies:

Effective January 1, 2007, the Partnership entered into an operating lease for its principal office expiring on January 31, 2013. Effective July 1, 2010, the Partnership entered into a sublease expiring on January 31, 2013. Future minimum lease payments required as of December 31, 2010 are as follows:

Year Ending December 31,	Lease Amount	Sublease Amount	Net
2011	$ 342,000	$72,000	$270,000
2012	342,000	72,000	270,000
2013	28,500	6,000	22,500
Total	$ 712,500	$150,000	$562,500

The Partnership is the guarantor for a letter of credit issued by a bank in favor of the landlord for its principal office lease. The letter of credit is for $114,000 and is to remain in place for the term of the lease. The Partnership maintains restricted cash of approximately $114,000 pledged to the bank to secure this letter of credit. Rent expense, included in occupancy and equipment rental in the statement of operations, was approximately $349,000 for the year ended December 31, 2010. The Partnership also subleases on a month to month basis. Rent income on all subleases, which is included in other revenues in the statement of operations, was approximately $185,000 for the year ended December 31, 2010.

Note 6 - Income taxes:

As a limited partnership, the Partnership is not subject to Federal and state income taxes as a separate entity. The partners are required to report their respective shares of Partnership income or loss in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax for which it has available approximately $5,700,000 of net operating loss carry forwards that may be applied against future taxable income. The ability to utilize certain amounts of this net operating loss may be limited due to ownership changes in prior years. These carryforwards begin to expire in December 2022.

Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations.

Note 6 - Income taxes (concluded):

The total of net deferred tax assets is as follows:

Deferred tax assets	$ 227,000
Deferred tax liabilities	(21,000)
Valuation allowance	(206,000)
Net deferred tax assets	$ -

The deferred tax assets and deferred tax liabilities result principally from unused net operating loss carryforwards and unrealized gain on securities owned, respectively. Such amount has been fully reserved by the Partnership as its ultimate utilization is uncertain. The valuation allowance decreased by $14,000 during 2010.

Note 7 - Off-balance-sheet risk and concentration of credit risk:

As a nonclearing broker, the Partnership has its securities transactions cleared through other broker-dealers and substantially all of the Partnership's securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Note 8 - Partners' capital:

Generally, net income or loss is allocated to the partners in proportion to their percentage partnership interests, except that the allocation of loss is limited to the extent of income previously allocated. The Partners are not entitled to withdraw their capital without the approval of the General Partner, further subject to the Partnership maintaining its required net capital pursuant to SEC Rule 15c3-1. During 2010 the Partnership distributed approximately $100,000 of cash, stock, and warrants.

Note 9 - Net capital requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Partnership has regulatory net capital of $149,501 which exceeds the Partnership's minimum regulatory net capital requirement of $14,457 by $135,044. The Partnership's ratio of aggregate indebtedness to net capital is 1.45 to 1 as of December 31, 2010.

COMMONWEALTH ASSOCIATES, L.P.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2010

Net capital:	
Partners' capital	$ 1,154,413
Nonallowable assets:	
Restricted cash	114,652
Securities owned	743,490
Other receivables	105,188
Due from affiliates	21,941
Prepaid and other assets	16,120
Equipment and furniture, net	1,521
Other	2,000
Total	1,004,912
Net capital	$ 149,501
Aggregate indebtedness:	
Total liabilities	$ 216,856
Computation of basic net capital requirement:	
Minimum net capital requirement, higher of 6-2/3% of aggregate indebtedness of $216,856 or $5,000	$ 14,457
Excess net capital	$ 135,044
Excess net capital at 1000%	$ 127,815
Ratio of aggregate indebtedness to net capital	1.45 to 1

No material discrepancies exist between the above computation and the computation included in the Partnership's corresponding unaudited Form X-17A-5 Part IIA filing submitted on January 26, 2011.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Partners
Commonwealth Associates, L.P.

In planning and performing our audit of the financial statements of Commonwealth Associates, L.P. (the "Partnership") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 16, 2011